As confidentially submitted to the Securities and Exchange Commission on August 8, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MBX Biosciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	84-1882872
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

MBX Biosciences, Inc.

11711 N. Meridian Street, Suite 300

Carmel, Indiana 46032

(317) 659-0200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

P. Kent Hawryluk

President and Chief Executive Officer

MBX Biosciences, Inc.

11711 N. Meridian Street, Suite 300

Carmel, Indiana 46032

(317) 659-0200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom Edwin O’Connor Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000	Richard D. Truesdell, Jr. Yasin Keshvargar Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated     , 2025

PRELIMINARY PROSPECTUS

Shares

Common Stock

We are offering shares of our common stock. The public offering price is $ per share.

Our common stock is listed on the Nasdaq Global Select Market, or Nasdaq, under the symbol “MBX”. On , the last reported sale price of our common stock on Nasdaq was $ per share.

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and for future filings.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read carefully the discussion of the material risks of investing in our common stock under the heading “Risk Factors” starting on page 16 of this prospectus and the documents incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

		Per share		Total
Public offering price	$		$
Underwriting discounts and commissions(1)	$		$
Proceeds, before expenses, to MBX Biosciences, Inc.	$		$

(1) See “Underwriting” beginning on page 29 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase an additional shares of our common stock from us at the public offering price, less underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on , 2025.

J.P. Morgan	Jefferies

Prospectus dated , 2025.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

TABLE OF CONTENTS

	Page		Page
PROSPECTUS SUMMARY	1	MATERIAL U.S. FEDERAL INCOME TAX	26
RISK FACTORS	10	CONSEQUENCES TO NON-U.S. HOLDERS
SPECIAL NOTE REGARDING FORWARD-	12	UNDERWRITING	29
LOOKING STATEMENTS		LEGAL MATTERS	40
USE OF PROCEEDS	14	EXPERTS	40
DIVIDEND POLICY	15	WHERE YOU CAN FIND MORE INFORMATION	40
CAPITALIZATION	16	INCORPORATION OF CERTAIN INFORMATION	41
DILUTION	17	BY REFERENCE
PRINCIPAL STOCKHOLDERS	19
DESCRIPTION OF CAPITAL STOCK	22

We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under "Where You Can Find More Information." You should carefully read this prospectus as well as additional information described under "Incorporation of Certain Information by Reference," before deciding to invest in our common stock.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representation other than those contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

We intend to apply for various trademarks that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

Unless the context suggests otherwise, all references in this prospectus to “us,” “our,” “MBX,” “we,” the “Company” and similar designations refer to MBX Biosciences, Inc.

i

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the information presented under the headings “Risk factors,” “Special note regarding forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations” and the financial statements and related notes each included in our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2025 and June 30, 2025, each incorporated by reference herein.

Overview

We are a clinical-stage biopharmaceutical company focused on the discovery and development of novel precision peptide therapies for the treatment of endocrine and metabolic disorders. Our company was founded by global leaders with a transformative approach to peptide drug design and development. Leveraging this expertise, we designed our proprietary Precision Endocrine Peptide™, or PEP™, platform to overcome the key limitations of unmodified and modified peptide therapies and to improve clinical outcomes and simplify disease management for patients. Our PEPs are selectively engineered to have optimized pharmaceutical properties, including extended time-action profiles and consistent drug concentrations with low peak-to-trough concentration ratios, consistent exposure to target tissues, and less frequent dosing. We are advancing a pipeline of novel candidates for endocrine and metabolic disorders with clinically validated targets, established endpoints for regulatory approval, significant unmet medical needs and large potential market opportunities. Our product candidates and programs include:

•
Canvuparatide: Our lead product candidate, canvuparatide (MBX 2109), is a parathyroid hormone, or PTH, peptide prodrug that is designed as a potential long-acting hormone replacement therapy for the treatment of chronic hypoparathyroidism, or HP. Leveraging our proprietary PEP platform, we designed canvuparatide to treat the underlying pathophysiology of HP by providing a continuous, infusion-like exposure to parathyroid hormone with convenient once-weekly administration. In a Phase 1 clinical trial, canvuparatide demonstrated a low ratio between the highest concentration of active drug observed after a dose and the concentration of active drug observed immediately prior to the next dose, or peak-to-trough ratio, which is consistent with a continuous, infusion-like profile, and an extended half-life, potentially enabling the first once-weekly PTH dosing regimen for patients with HP. Canvuparatide was generally well-tolerated with no drug-related severe or serious adverse effects. We are currently evaluating canvuparatide in a Phase 2 clinical trial in 64 patients with HP. In March 2025, we announced completion of enrollment, and we anticipate reporting topline data in the third quarter of 2025.
•
Imapextide: We are advancing imapextide (MBX 1416), which is designed to be a long-acting glucagon-like peptide 1, or GLP-1, receptor antagonist, as a potential therapy for post-bariatric hypoglycemia, or PBH, a chronic complication of bariatric surgery. Imapextide is designed as a convenient once-weekly therapy to reduce insulin secretion and increase blood glucose to reduce the frequency and severity of hypoglycemic events. Results from the Phase 1 clinical trial demonstrated dose-proportional increases in imapextide exposure, a median half-life of 90 hours, which is supportive of a once-weekly dosing regimen, and, at steady state, the median Tmax was between 36 and 48 hours. Imapextide was generally well-tolerated with a favorable safety profile and no treatment-related serious adverse events. We completed an End-of-Phase 1 meeting with the FDA, and a Phase 2a clinical trial evaluating imapextide in patients with PBH is anticipated to initiate in the third quarter of 2025.
•
Obesity portfolio: Our lead obesity product candidate, MBX 4291, is designed to be a long-acting and highly potent GLP-1 and glucose-dependent insulinotropic polypeptide, or GIP, receptor co-agonist prodrug with the goal of potential once monthly dosing frequency and improving efficacy and tolerability relative to existing standards of care. In our preclinical studies, the active component of MBX 4291 demonstrated a similar activity profile and body weight loss in mice as tirzepatide, an approved weekly GLP-1/GIP co-agonist, and an extended duration of action of the active component of MBX 4291 supporting the potential for once-monthly administration. During our preclinical studies, the concentration of the active component of MBX 4291 was significantly lower than the concentration of tirzepatide during the comparison period. Although we believe MBX 4291 has the potential to be dosed less frequently, less frequent dosing would require a higher dose of MBX 4291. The results observed from our preclinical studies may not necessarily be predictive of the results of later-stage clinical trials that we may conduct. In addition, the study supporting potential duration of MBX 4291 was conducted separately from studies evaluating its effects. On June 16, 2025, we announced the investigational new drug, or IND, application submission to the FDA for MBX 4291, and in July 2025, we received clearance to proceed with a Phase 1 clinical trial of MBX 4291, which is expected to initiate in the third quarter of 2025. Beyond MBX 4291, we have a robust discovery pipeline including multiple programs in the lead optimization stage of development.

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Endocrine organs secrete peptide hormones into the blood stream that act on distant organs to calibrate their function and maintain homeostasis, which impact metabolism, growth, reproduction and other bodily functions. Underproduction of a hormone, known as a hormonal deficiency, can lead to endocrine diseases, such as diabetes and HP. In addition to using peptides as hormone replacement therapies, peptide-based drugs have been developed as pharmacologic agents to treat endocrine and other diseases. However, whether as replacement therapies or novel pharmacological actions, these therapeutic peptides often have significant drawbacks. Unmodified peptides often have short half-lives and are rapidly degraded by enzymes and swiftly cleared within minutes to hours by the liver and kidney. This often necessitates frequent daily injections of these peptides, which can result in wide fluctuations of the peptide concentration in the bloodstream leading to diminished effectiveness of the therapy or side effects caused by high levels of the peptide.

Modified peptide therapies have been developed to allow less frequent once-daily and once-weekly dosing regimens. Although these convenient, patient-friendly therapies could increase compliance and result in improved effectiveness in the real-world setting, they can still produce significant fluctuations in peptide blood levels or high peak-to-trough ratios, which can lead to side effects and limit potential efficacy. Therefore, there remains a significant unmet need to develop modified peptide therapies with extended time-action profiles and low peak-to-trough ratios that allow for less frequent injections and have the potential to provide improved efficacy, tolerability and convenience. Leveraging the proprietary technologies in our PEP platform, we are designing and developing novel peptide therapeutics with the goal of achieving four key, distinct attributes: 1) high potency, 2) high target selectivity, 3) half-lives that allow a dosing at weekly or less frequent intervals, and 4) low or flat peak-to-trough ratios to improve tolerability, thereby facilitating higher dosing and greater potential efficacy.

Our platform

We have built our proprietary PEP platform to develop innovative precision peptide therapies that are designed to overcome key limitations of current peptide therapies. We were founded by leaders in the field of peptide discovery and development with the goal of transforming the treatment landscape for endocrine and metabolic diseases with novel, efficacious, safe and convenient treatments. Our PEP platform builds upon the expertise and chemical technologies originally discovered at the Indiana University laboratory of our scientific co-founder, Dr. Richard DiMarchi, who is globally recognized for translational breakthroughs in endocrine pharmacology, including the discovery of the first GLP-1/GIP co-agonist as well as other dual and triple incretin agonists. Our state-of-the-art, proprietary PEP platform has enabled us to engineer novel product candidates that are designed to have optimized pharmaceutical properties, including a longer duration of action, consistent drug concentrations with low peak-to-trough ratios, and less frequent dosing, which support our goals of improved tolerability, efficacy and potency. We collaborate with Dr. DiMarchi and the Indiana University laboratory for discovery capabilities. We also have our own internal discovery and development capabilities which include an experienced cross-functional discovery team and a peptide synthesis laboratory. We have developed a proprietary platform of tools that we believe will allow us to continually design transformative therapies. These proprietary tools and know-how include:

•
Advanced chemical modifications with a goal to provide enhanced physical properties including stability and solubility, increased potency, and multiple mechanisms of action in a single peptide
•
Programmable prodrug technologies that are designed to precisely time the chemical conversion of the prodrug into an active form to reduce peak-to-trough ratios and improve clinical outcomes
•
Fatty acylation aims to increase duration of action for more convenient dosing regimens and compatibility with non-injectable formulations

Our PEP platform is designed to improve clinical outcomes and simplify disease management for patients. Our PEPs are engineered to potentially optimize pharmaceutical properties yielding peptides with extended time-action profiles, convenient dosing regimens and the potential to enhance compliance and improve treatment effectiveness in a real-world setting. PEPs may improve efficacy and reduce adverse events by providing a more continuous, infusion-like exposure to the peptide. We believe that our PEP technology, along with our significant know-how in the synergistic application of these tools, provides the opportunity to discover novel, highly selective and efficacious peptides with extended time-action profiles and low peak-to-trough ratios that may improve on the shortcomings of existing peptide therapies.

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Our strategy

We are building a leading biopharmaceutical company with a focus on endocrine and metabolic disorders. Our mission is to enable patients with these disorders to live fuller and healthier lives through the discovery and development of transformative precision peptide therapies. We are leveraging our propriety PEP platform to significantly improve clinical outcomes by discovering novel treatments that overcome key limitations of current peptide therapies. The key pillars of our business strategy to achieve this mission include:

•
Advance canvuparatide, a potential PTH peptide prodrug therapy, through clinical development to improve outcomes for patients with HP. Canvuparatide leverages our PEP platform and is designed as a long-acting PTH replacement therapy for HP, a rare endocrine disorder that we estimate affects more than 250,000 people throughout the United States and Europe. Canvuparatide is precisely engineered to treat the underlying pathophysiology of HP by achieving a continuous, infusion-like exposure to PTH with a convenient once-weekly dosing regimen. We believe canvuparatide has the potential to transform the HP treatment paradigm by providing dependable control to normalize serum and urinary calcium levels and simplifying currently existing treatments through once-weekly dosing that could significantly improve patient outcomes and quality of life. In a Phase 1 clinical trial, canvuparatide demonstrated a low peak-to-trough ratio, which is consistent with a continuous, infusion-like profile, and an extended half-life, potentially enabling the first once-weekly PTH dosing regimen for patients with HP. Canvuparatide was generally well-tolerated with no drug-related severe or serious adverse effects. We are currently evaluating canvuparatide in a Phase 2 clinical trial in 64 patients with HP and announced completion of enrollment in this trial in March 2025. We anticipate reporting topline data in the third quarter of 2025.
•
Advance imapextide, a long-acting GLP-1 receptor antagonist, through clinical development to potentially address the unmet medical need in patients with PBH. There are currently no FDA-approved therapies for patients who suffer from hypoglycemia after bariatric surgery. We estimate PBH affects more than 125,000 people in the United States, representing a large unmet medical need and significant commercial opportunity. We are developing imapextide to be a long-acting GLP-1 receptor antagonist, a clinically validated mechanism, which is designed to reduce the frequency and severity of hypoglycemic events. In a Phase 1 clinical trial, weekly subcutaneous injections resulted in dose-proportional increases in imapextide exposure and a half-life supporting a once-weekly dosing regimen. Imapextide was generally well-tolerated with a favorable safety profile and no treatment-related serious adverse events. We completed an End-of-Phase 1 meeting with U.S. Food and Drug Administration, or the FDA, and a Phase 2a clinical trial evaluating imapextide in patients with PBH is anticipated to initiate in the third quarter of 2025.
•
Advance our obesity portfolio, including our lead obesity candidate, MBX 4291, with a focus on improving efficacy, tolerability and dosing frequency compared to existing GLP-1-based therapies. While there have been significant advances in the treatment of obesity, there is a need for better tolerated, more convenient and efficacious treatment options. Our lead obesity product candidate, MBX 4291, is designed as a long-acting GLP-1/GIP receptor co-agonist prodrug. We also have a robust discovery pipeline with multiple development candidates in lead optimization. In our preclinical studies, the active component of MBX 4291 demonstrated a similar activity profile and body weight loss in mice as tirzepatide, an approved weekly GLP-1/GIP receptor co-agonist, and an extended duration of action of the active component of MBX 4291, supporting the potential for once-monthly administration. In addition to providing a less frequent and more convenient dosing regimen, the extended time-action profile and lower peak-to-trough ratio provide the opportunity to identify an optimal dosing regimen to improve tolerability and potentially increase the maximally attained weight loss, relative to existing, approved GLP-1-based therapies. On June 16, 2025, we announced the IND application submission to the FDA for MBX 4291, and, in July 2025, we received clearance to proceed with a Phase 1 clinical trial, which is expected to begin in the third quarter of 2025.
•
Leverage our proprietary PEP technology platform and the capabilities of our experienced discovery team to expand our pipeline in endocrine, metabolic and other disease areas. Our focus is on diseases with unmet medical need and clinically validated targets with established endpoints for regulatory approval and large potential market opportunities to allow us to minimize our risk profile and efficiently advance our programs through development and regulatory approval. We are continuing to build upon our discovery capabilities to complement the scientific foundation of our co-founder Dr. DiMarchi. Our initial focus is building out a robust pipeline in endocrine and metabolic disorders. Our PEP platform is also widely applicable in discovering and developing peptides in other therapeutic areas.
•
Build a fully-integrated biopharmaceutical company and selectively evaluate strategic opportunities to maximize the value of our pipeline. We aim to discover, develop, manufacture, and commercialize our endocrine product candidates. We may seek strategic collaborations where we believe the resources and expertise of third-party pharmaceutical or biotechnology companies could accelerate the clinical development or maximize the market potential of

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our product candidates, or where such collaborations could expand our internal capabilities and PEP platform. In particular, assets within our obesity portfolio may also benefit from a partnership to expand the indications under development, such as type 2 diabetes. We may seek additional partnership opportunities which complement our technologies, with the objective of accelerating our development programs and potentially supplementing our future commercial capabilities.
•
Maintain an entrepreneurial, scientifically rigorous, and inclusive corporate culture where employees are fully engaged and strive to bring improved therapeutic options to patients. We are driven to make a positive impact for patients worldwide and are guided by our core values of transparency, integrity, teamwork, and innovation to help us achieve our mission rapidly, responsibly, and efficiently.

Our pipeline

We are leveraging our PEP platform to advance a pipeline of programs to treat both endocrine and metabolic disorders with clinically validated targets, established endpoints for regulatory approval, significant unmet needs and large potential market opportunities. Developing product candidates, including conducting preclinical studies and clinical trials, is a time consuming, expensive and uncertain process. We have not yet demonstrated an ability to obtain regulatory approvals. We retain exclusive, worldwide development and commercialization rights to all of our product candidates and discovery programs.

Beyond MBX 4291, we have a robust discovery pipeline including multiple obesity programs in the lead optimization stage of development.

Recent developments

On June 16, 2025, we announced the IND Submission of MBX 4291 for the treatment of obesity, and, in July 2025, we received clearance to proceed with a Phase 1 clinical trial, which is expected to begin in the third quarter of 2025.

Corporate and other information

We were founded as MBX Biosciences LLC, an Indiana limited liability company, in August 2018. We converted to a Delaware corporation in April 2019 and incorporated under the name MBX Biosciences, Inc. Our principal executive offices are located at 11711 N. Meridian Street, Suite 300, Carmel, Indiana 46032, and our telephone number is (317) 659-0200. Our website address is https://www.mbxbio.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Implications of being an emerging growth company and a smaller reporting company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•
being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;
•
reduced disclosure about our executive compensation arrangements;
•
not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved;
•
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and
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an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of our initial public offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission, or the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoptions is permitted for private companies.

We are also a “smaller reporting company,” meaning that the market value of our shares held by nonaffiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by nonaffiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

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The Offering

Shares of common stock offered by us	shares.
Underwriters’ option to purchase additional shares

We have granted the underwriters a 30-day option to purchase up to additional shares of our common stock at the public offering price, less underwriting discounts and commissions on the same terms as set forth in this prospectus.

Shares of our common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, based on the assumed public offering price of $ per share, and after deducting underwriting discounts and commissions and offering expenses payable by us. We intend to use the net proceeds of this offering, together with our existing cash and cash equivalents and short-term investments, to fund the continued development of canvuparatide, imapextide, and MBX 4291, as well as our other obesity preclinical stage program, our discovery research and development activities and additional clinical development and for general corporate purposes and working capital. See “Use of proceeds.”

Nasdaq Global Select Market trading symbol	Our common stock is listed on the Nasdaq Global Select Market under the symbol “MBX”.
Risk factors

Investment in our common stock involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk factors” and the sections incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, together with all other information included and incorporated by reference in this prospectus, before investing in our common stock.

The number of shares of our common stock outstanding after this offering is based on 33,592,226 shares of our common stock (which includes 5,077 shares underlying unvested restricted stock awards subject to a repurchase option by us) outstanding as of June 30, 2025, and excludes:

•
2,702,705 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2025, with a weighted-average exercise price of $7.18 per share under our 2019 Stock Option and Grant Plan, or the 2019 Plan;
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1,640,484 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2025, with a weighted-average exercise price of $12.29 per share under our 2024 Stock Option and Incentive Plan, or the 2024 Plan;
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286,800 shares of common stock issuable upon the exercise of stock options granted after June 30, 2025, with a weighted-average exercise price of $11.74 per share under the 2024 Plan;
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3,262,879 shares of common stock reserved for issuance under the 2024 Plan as of June 30, 2025; and
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623,651 shares of common stock reserved for future issuance under our 2024 Employee Stock Purchase Plan, or the 2024 ESPP, as of June 30, 2025.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

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Except as otherwise noted, all information in this prospectus assumes:

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no exercise of the underwriters’ option to purchase up to additional shares of common stock in this offering;
•
the public offering price of $ per share, which is the last reported sale price of our common stock on Nasdaq on , 2025.
•
no vesting of the restricted common stock described above; and
•
no exercise of the outstanding options described above;

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Summary Financial Data

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the summary statements of operations and comprehensive loss data for the years ended December 31, 2024 and 2023 from our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference in this prospectus. We have derived the summary statements of operations and comprehensive loss data for the six months ended June 30, 2025 and 2024 and the summary balance sheet data as of June 30, 2025 from our unaudited condensed financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, which is incorporated by reference in this prospectus. The unaudited condensed financial statements have been prepared on a basis consistent with our audited financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2024 and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the financial information in those statements. You should read these data together with our financial statements and related notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025. Our historical results for any prior period are not necessarily indicative of our future results, and our interim results are not necessarily indicative of our expected results for the year ended December 31, 2025.

	Year Ended December 31,		Six Months Ended June 30,
	2024	2023	2025	2024
Operating expenses
Research and development	57,415	28,534	40,130	25,445
General and administrative	10,779	6,777	8,204	4,527
Total operating expenses	68,194	35,311	48,334	29,972
Loss from operations	(68,194)	(35,311)	(48,334)	(29,972)
Interest and other income, net	6,272	2,748	5,043	1,778
Net loss	(61,922)	(32,563)	(43,291)	(28,194)
Unrealized gain (loss) on marketable securities	54	60	(44)	(75)
Reclassification of net losses included in net loss	(59)	(3)	—	—
Total other comprehensive (loss) gain	(5)	57	(44)	(75)
Total comprehensive loss	(61,927)	(32,506)	(43,335)	(28,269)
Net loss attributable to common stockholders(1)	(61,922)	(32,563)	(43,291)	(28,194)
Net loss per common share, basic and diluted	(5.82)	(31.96)	(1.30)	(22.93)
Weighted average number of common shares outstanding used in computation of net loss per common share, basic and diluted	10,642,954	1,018,757	33,429,479	1,229,473

(1)
See notes 2 and 15 to our audited financial statements and note 14 to our unaudited condensed interim financial statements appearing in our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, respectively, for an explanation of the method used to calculate the net loss per share attributable to common stockholders, basic and diluted, and the weighted average number of shares used in the computation of the per share amounts.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

	As of June 30, 2025
	Actual	As Adjusted(1)(2)
	(in thousands, except for share data)
	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$224,906	$—
Working capital(3)	217,434
Total assets	231,522
Accumulated deficit	(180,796)
Total stockholders’ equity	219,239

(1)
As adjusted amounts give effect to the issuance and sale by us of shares of our common stock in this offering at the assumed public offering price of $ per share, the last reported sale price of our common stock on Nasdaq on , 2025, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed public offering price of $ per share would increase or decrease, as applicable, the as adjusted amount of each of our cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed public offering price of $ per share would increase or decrease, as applicable, the as adjusted amounts of each of our cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)
The as adjusted information discussed above is illustrative only and will be adjusted based on actual public offering price and other terms of this offering determined at pricing.
(3)
We define working capital as current assets less current liabilities. See our financial statements and the related notes incorporated by reference in this prospectus from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 for further details regarding our current assets and current liabilities.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and those discussed under the section titled “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2024 and in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, each incorporated by reference in this prospectus, together with all of the other information contained or incorporated by reference in this prospectus, before making an investment decision. If any of the following risks are realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may impair our business, financial condition, results of operations and prospects.

Risks Related to This Offering

We have broad discretion in the use of our cash, cash equivalents and marketable securities, including the net proceeds from this offering, and may use them ineffectively, in ways with which you do not agree or in ways that do not increase the value of your investment.

Our management will have broad discretion in the application of our cash, cash equivalents and marketable securities, including the net proceeds from this offering, and could spend the proceeds in ways that do not improve our results of operations. The failure by our management to apply these funds effectively could result in additional operating losses that could have a negative impact on our business, cause the price of our common stock to decline and delay the development of canvuparatide, imapextide, MBX 4291 and any future product candidates. Pending their use, we may invest our cash, cash equivalents and marketable securities, including the net proceeds from this offering, in a manner that does not produce income or that loses value. See the section titled “Use of Proceeds” for additional information.

If you purchase our securities in this offering, you will suffer immediate dilution of your investment.

The public offering price of our common stock will be substantially higher than the as adjusted net tangible book value per share as of June 30, 2025. Therefore, if you purchase our common stock in this offering, you will pay a price per share of common stock that substantially exceeds our as adjusted net tangible book value per share immediately after this offering. Based on the assumed public offering price of $ per share, the last reported sale price of our common stock on Nasdaq on , 2025, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, you will experience immediate dilution of $ per share, representing the difference between our as adjusted net tangible book value per share after this offering and the assumed public offering price per share. After this offering, we will also have outstanding options to purchase shares of our common stock. To the extent these outstanding options are exercised, there will be further dilution to investors in this offering. See the section titled “Dilution” for additional information.

You may experience future dilution as a result of future equity offerings.

To raise additional capital, we may in the future offer additional equity securities at prices that may not be the same as the price per share of common stock in this offering. We may sell shares of common stock or other equity securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing common stock or other securities in the future could have rights superior to existing shareholders. The price per share of common stock at which we sell additional shares of common stock, or convertible securities or other equity securities, in future transactions may be higher or lower than the price per share paid by investors in this offering.

The market price of our common stock may be volatile, which could result in substantial losses for our shareholders.

The trading price of our common stock may be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. The market price for our common stock may be influenced by those factors discussed in this “Risk factors” section and many others, some of which may include:

•
the success of existing or new competitive product candidates or technologies;
•
the timing and results of preclinical studies and clinical trials for our current or future product candidates;
•
failure or discontinuation of any of our development and research programs;

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•
results of any preclinical studies, clinical trials or regulatory approvals of product candidates of our competitors, or announcements about new research programs or product candidates of our competitors;
•
commencement or termination of collaborations for our product development and research programs;
•
regulatory or legal developments in the United States and other countries;
•
developments or disputes concerning patent applications, issued patents or other intellectual property or proprietary rights;
•
the recruitment or departure of key personnel;
•
the results of efforts and level of expenses related to any of our research programs, clinical development programs or current or future product candidates;
•
actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts, if any, that cover our stock;
•
announcement or expectation of additional financing efforts;
•
sales of our common stock by us, our insiders or other stockholders;
•
expiration of market stand-off or lock-up agreements;
•
variations in our financial results or those of companies that are perceived to be similar to us;
•
changes in the structure of healthcare payment systems;
•
market conditions in the pharmaceutical and biotechnology sectors;
•
general economic, industry and market conditions, including the ongoing geopolitical conflict in Ukraine and the Israel-Hamas war, tensions in U.S.-China relations, rising interest rates, inflation and potential tariffs; and
•
the other factors described in this “Risk factors” section.

In recent years, the stock market in general and the market for pharmaceutical and biotechnology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. In particular, in relation to uncertainty around inflation and the U.S. Federal Reserve’s measures to slow inflation, the stock market has been exceptionally volatile. Market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

An active trading market for our common stock may not be sustained.

An active or liquid market in our common stock may not be sustained. The lack of an active market may impair the value of our stockholders’ shares, and our stockholders’ ability to sell their shares at the desired time and price. An inactive market may also impair our ability to raise capital by selling our common stock and our ability to enter into strategic collaborations or acquire other companies, products, or technologies by using our common stock as consideration.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus summary,” “Risk factors,” and sections in our Annual Report on Form 10-K for year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•
the initiation, timing, progress and results of our current and future research and development programs, preclinical studies and clinical trials;
•
our ability to successfully complete our clinical trials;
•
our ability to finalize the design or formulation of any product candidate;
•
the ability of our platform to optimize pharmacokinetic and/or pharmacologic properties;
•
our ability to advance any product candidates that we may identify and successfully complete any clinical studies, including the manufacture of any such product candidates;
•
our ability to quickly leverage programs within our initial target indications and to progress additional programs to further develop our pipeline;
•
our ability to internalize certain of our discovery capabilities;
•
the prevalence of certain diseases and conditions we intend to treat and the size of the market opportunity for our product candidates;
•
estimates of the number of patients with certain diseases and conditions we intend to treat and the number of patients that we will enroll in our clinical trials;
•
the likelihood of our clinical trials demonstrating safety and efficacy of our product candidates;
•
the timing of our investigational new drug applications submissions;
•
the timing of announcement of interim and final results from clinical trials;
•
our projected operating expenses and capital expenditure requirements;
•
the implementation of our strategic plans for our business, programs and technology;
•
the scope of protection we are able to establish and maintain for intellectual property rights covering our technology and platform;
•
developments related to our competitors and our industry;
•
the success of competing therapies that are or may become available;
•
our ability to leverage the clinical, regulatory, and manufacturing advancements to accelerate our clinical trials and approval of product candidates;
•
our ability to meet future regulatory standards with respect to our product candidates, if approved;
•
our ability to identify and enter into future license agreements and collaborations;
•
our reliance on third parties to conduct clinical trials of our product candidates;
•
our reliance on third parties for the manufacture of our product candidates;
•
developments related to our technology and platform;

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PURSUANT TO 17 C.F.R. SECTION 200.83

•
regulatory or other geopolitical developments in the United States and foreign countries and their potential impacts, if any, on the Company;
•
our commercialization, marketing and manufacturing capabilities;
•
our expectations regarding the period during which we will qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012 or a smaller reporting company;
•
our ability to attract and retain key scientific and management personnel; and
•
our anticipated use of our cash, cash equivalents and marketable securities, including the proceeds from this offering, our financial performance, estimates of our expenses, capital requirements, and need for additional financing.

In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section entitled “Risk Factors” in this prospectus and other documents incorporated by reference in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that are incorporated by reference in this prospectus, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

This prospectus also contains or incorporates by reference estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ million, or approximately $ million if the underwriters exercise in full their option to purchase additional shares, based on the assumed public offering price of $ per share, and after estimated deducting underwriting discounts and commissions and estimated offering expenses payable by us.

As of June 30, 2025, we had cash, cash equivalents and marketable securities of $224.9 million. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents and marketable securities, as follows:

•
approximately $ million to advance development of our three clinical-stage programs, canvuparatide through Phase 3 topline data, imapextide through Phase 2a topline data and MBX 4291 through Phase 1 topline data; and
•
the remainder to fund our discovery research and development activities and additional clinical development, and for general corporate purposes, working capital and capital expenditures.

We may also use a portion of the remaining net proceeds and our existing cash, cash equivalents and marketable securities to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

Based on our current plans, we believe our existing cash and cash equivalents and marketable securities, together with the net proceeds from this offering, will be sufficient to fund our operations and capital expenditure requirements into .

We have multiple programs in preclinical and clinical development, including one product candidate that has completed enrollment in a Phase 2 trial, one product candidate expecting to initiate a Phase 2a trial in the third quarter of 2025 and one product candidate expecting to initiate a Phase 1 trial in the third quarter of 2025. The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our research and development, the status of and results from preclinical studies or clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates or strategic opportunities that become available to us, and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. We expect the net proceeds from this offering, together with our existing cash and cash equivalents, and short-term investments, will not be sufficient for us to advance any of our programs through regulatory approval, and we will need to raise additional capital to complete the development and potential commercialization of any of our programs.

Pending our use of proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

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PURSUANT TO 17 C.F.R. SECTION 200.83

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our board of directors.

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PURSUANT TO 17 C.F.R. SECTION 200.83

CAPITALIZATION

The following table sets forth our cash, cash equivalents and marketable securities and capitalization as of June 30, 2025:

•
on an actual basis; and
•
on an adjusted basis to give effect to our issuance and sale of shares of our common stock in this offering at an assumed public offering price of $ per share, the last reported sale price of our common stock on Nasdaq on , 2025, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted information below is illustrative only, and our cash, cash equivalents and marketable securities and capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2024 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 and other financial information contained and incorporated by reference in this prospectus.

	As of June 30, 2025
	Actual	As Adjusted(1)
	(in thousands, except par value and share data) (unaudited)
Cash, cash equivalents and marketable securities	$224,906	$—
Stockholders’ equity (deficit):
Common stock, $0.0001 par value; 500,000,000 shares authorized, 33,592,226 shares issued and outstanding, actual; 500,000,000 shares authorized, shares issued and outstanding, as adjusted	5
Additional paid-in capital	400,019
Accumulated deficit	(180,796)
Accumulated other comprehensive income	11
Total stockholders’ equity	$219,239	$—
Total capitalization	$219,239	$—

(1)
Each $1.00 increase or decrease in the assumed public offering price of per share, the last reported sale price of our common stock on Nasdaq on , 2025, would increase or decrease, as applicable, the as adjusted amount of each of our cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed public offering price of $ per share would increase or decrease, as applicable, the as adjusted amount of each of our cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, our as adjusted cash, cash equivalents and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization as of June 30, 2025, would increase by approximately $ million.

The number of shares of our common outstanding after this offering is based on 33,592,226 shares of our common stock (which includes 5,077 shares underlying unvested restricted stock awards subject to a repurchase option by us) outstanding as of June 30, 2025, and excludes:

•
2,702,705 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2025, with a weighted-average exercise price of $7.18 per share under our 2019 Plan;
•
1,640,484 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2025, with a weighted-average exercise price of $12.29 per share under our 2024 Plan;
•
286,800 shares of common stock issuable upon the exercise of stock options granted after June 30, 2025, with a weighted-average exercise price of $11.74 per share under the 2024 Plan;
•
3,262,879 shares of common stock reserved for issuance under the 2024 Plan as of June 30, 2025; and
•
623,651 shares of common stock reserved for future issuance under our 2024 ESPP as of June 30, 2025.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately and substantially diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share of our common stock immediately after this offering.

As of June 30, 2025, our historical net tangible book value was $219.2 million, or $6.53 per share of our common stock, based on 33,592,226 shares of common stock issued and outstanding as of such date. Our historical net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding at June 30, 2025.

After giving effect to the sale and issuance of shares of our common stock by us in this offering at an assumed public offering price of $ per share, the last reported sale price of our common stock on Nasdaq on , 2025, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of June 30, 2025 would have been approximately $ million, or approximately $ per share. This amount represents an immediate increase in as adjusted net tangible book value of approximately $ per share to our existing stockholders and an immediate dilution in as adjusted net tangible book value of approximately $ per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed public offering price per share		$—
Historical net tangible book value per share as of June 30, 2025	$6.53
Increase in as adjusted net tangible book value per share attributable to new investors participating in this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$—

Each $1.00 increase or decrease in the assumed public offering price of $ per share, the last reported sale price of our common stock on Nasdaq on , 2025, would increase or decrease, as applicable, the as adjusted net tangible book value per share after this offering by approximately $ per share, and dilution in as adjusted net tangible book value per share to new investors by approximately $ per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each increase of 1.0 million shares in the number of shares of common stock offered by us would increase our as adjusted net tangible book value per share after this offering by approximately $ per share and decrease the dilution to investors participating in this offering by approximately $ per share, assuming that the assumed public offering price of $ per share remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. Each decrease of 1.0 million shares in the number of shares of common stock offered by us would decrease our as adjusted net tangible book value per share after this offering by approximately $ per share and increase the dilution to investors participating in this offering by approximately $ per share, assuming that the assumed public offering price of $ per share remains the same, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full in this offering, the as adjusted net tangible book value after the offering would be approximately $ per share, the increase in as adjusted net tangible book value per share to existing stockholders would be approximately $ per share and the dilution per share to investors in this offering would be $ per share, in each case assuming a public offering price of $ per share, the last reported sale price of our common stock on Nasdaq on , 2025.

The dilution information above is for illustration purposes only. Our as adjusted net tangible book value following the closing of this offering will depend on the actual public offering price and other terms of this offering determined at pricing.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

The foregoing table and calculations (other than the historical net tangible book value calculations) are based on 33,592,226 shares of our common stock outstanding as of June 30, 2025, and excludes:

•
2,702,705 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2025, with a weighted-average exercise price of $7.18 per share under our 2019 Plan;
•
1,640,484 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2025, with a weighted-average exercise price of $12.29 per share under our 2024 Plan;
•
286,800 shares of common stock issuable upon the exercise of stock options granted after June 30, 2025, with a weighted-average exercise price of $11.74 per share under the 2024 Plan;
•
3,262,879 shares of common stock reserved for issuance under the 2024 Plan as of June 30, 2025; and
•
623,651 shares of common stock reserved for future issuance under our 2024 ESPP as of June 30, 2025.

To the extent any outstanding options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional equity or convertible securities in the future, there will be further dilution to new investors participating in this offering.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

PRINCIPAL STOCKHOLDERS

The following table sets forth, to the extent known by us or ascertainable from public filings, information regarding the beneficial ownership of our common stock as of July 31, 2025 by:

•
each person, or group of affiliated persons, who is known by us to be the beneficial owner of five percent or more of our outstanding common stock (on an as-converted to common stock basis);
•
each of our directors;
•
each of our named executive officers; and
•
all of our current directors and executive officers as a group.

The information in the following table is calculated based on 33,593,866 shares of common stock outstanding as of July 31, 2025.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of common stock that the person has the right to acquire within 60 days of July 31, 2025 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of MBX Biosciences, Inc., 11711 N. Meridian Street, Suite 300, Carmel, Indiana 46032.

	Shares of common stock beneficially owned
Name of Beneficial Owner	Number	Percentage
5% or Greater Stockholders
Entities affiliated with Frazier Life Sciences(1)	5,985,347	17.82%
Entities affiliated with OrbiMed Advisors LLC(2)	4,002,887	11.92%
Entities affiliated with New Enterprise Associates(3)	3,620,539	10.78%
Deep Track Biotechnology Master Fund, Ltd.(4)	3,018,935	8.99%
Entities affiliated with Wellington Management Group LLP (5)	2,638,521	7.85%
Norwest Venture Partners XVI, LP(6)	2,136,335	6.36%
Directors and Named Executive Officers
P. Kent Hawryluk(7)	1,990,742	5.74%
Richard Bartram(8)	236,236	*
Saloman Azoulay, M.D.(9)	89,233	*
Tiba Aynechi, Ph.D.(10)	2,140,325	6.37%
James M. Cornelius(11)	145,349	*
Patrick J. Heron(12)	5,989,337	17.83%
Edward T. Mathers(13)	3,618,476	10.77%
Ora Pescovitz, M.D.(14)	50,960	*
Steven Ryder, M.D.(15)	43,267	*
Steven L. Hoerter(16)	—	*
All executive officers and directors as a group (10 persons)(17)	14,303,925	40.75%

* Less than one percent.

(1)
The information reported is based on information in a Schedule 13G, as filed by Frazier Life Sciences Public Fund, L.P. with the SEC on September 23, 2024. Consists of (i) 4,552,774 shares of common stock held directly by Frazier Life Sciences X, L.P., or FLS X, (ii) 1,103,920 shares of common stock held directly by Frazier Life Sciences Public Fund, L.P., or FLS Public Fund, (iii) 325,653 shares of common stock held by Frazier Life Sciences Public Overage Fund, L.P., or FLS Overage Fund, and (iv) 3,000 shares of common stock held directly by Frazier Life Sciences XI, L.P., or FLS XI. FHMLS X, L.P. is the general partner of FLS X, and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. James Topper, M.D., Ph.D., and Patrick J.

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PURSUANT TO 17 C.F.R. SECTION 200.83

Heron are the sole managing members of FHMLS X, L.L.C. and share voting and investment power of the securities held by FLS X. FHMLS XI, L.P. is the general partner of FLS XI, and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. James Topper, M.D., Ph.D., and Daniel Estes are the sole managing members of FHMLS XI, L.L.C. and share voting and investment power of the securities held by FLS XI. Mr. Heron is a member of our board of directors. Dr. Topper, Mr. Estes and Mr. Heron disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein. FHMLSP, L.P. is the general partner of FLS Public Fund and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Albert Cha, James N. Topper, Patrick J. Heron and James Brush are the managing directors of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by FLS Public Fund. Dr. Cha, Dr. Topper, Mr. Heron and Dr. Brush disclaim beneficial ownership of the shares held by FLS Public Fund except to the extent of their pecuniary interests in such shares, if any. FHMLSP Overage, L.P., is the general partner of FLS Overage Fund and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Dr. Cha, Dr. Topper, Mr. Heron and Dr. Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by FLS Overage Fund. Dr. Cha, Dr. Topper, Mr. Heron and Dr. Brush disclaim beneficial ownership of the shares held by FLS Overage Fund except to the extent of their pecuniary interests in such shares, if any. The address for above referenced entities and persons is 1001 Page Mill Rd., Building 4, Ste. B, Palo Alto, CA 94304.
(2)
The information reported is based on information in a Form 4, as filed by OrbiMed Advisors LLC with the SEC on February 19, 2025. Consists of (i) 3,255,000 shares of common stock held by OrbiMed Private Investments VII, LP, or OPI VII, and (ii) 747,887 shares of common stock held by OrbiMed Genesis Master Fund, L.P, or Genesis Master Fund. OrbiMed Capital GP VII LLC, or OrbiMed GP VII, is the general partner of OPI VII. OrbiMed Genesis GP LLC, or Genesis GP, is the general partner of Genesis Master Fund. OrbiMed Advisors LLC, or OrbiMed Advisors, is the managing member of OrbiMed GP VII and Genesis GP. By virtue of such relationships, OrbiMed GP VII and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VII, and Genesis GP and OrbiMed Advisors may be deemed to have voting and investment power with respect to shares held by Genesis Master Fund. OrbiMed Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and W. Carter Neild. Each of OrbiMed GP VII, Genesis GP, OrbiMed Advisors, Mr. Borho, Mr. Neild, and Dr. Gordon disclaims beneficial ownership of the shares held by OPI VII and Genesis Master Fund, except to the extent of its or his pecuniary interest therein if any. The address for each of the entities and individuals identified in this footnote is c/o OrbiMed Advisors LLC, 601 Lexington Avenue 54th Floor, New York, NY 10022.
(3)
Consists of (i) 3,614,486 shares of common stock held by New Enterprise Associates 17, L.P., or NEA 17, and (ii) 6,053 shares of common stock held by NEA Ventures 2020, L.P., or NEA Ven 2020. The information reported for NEA 17 is based on information in a Schedule 13D, as filed by NEA 17 with the SEC on September 23, 2024 and the information reported regarding NEA Ven 2020 is based on Company Record. NEA Partners 17, L.P., or NEA Partners 17, is the sole general partner of NEA 17. NEA 17 GP, LLC, or NEA 17 LLC, is the sole general partner of NEA Partners 17. The securities directly held by NEA Ven 2020 are indirectly held by Karen Welsh, the general partner of NEA Ven 2020. Forest Baskett, Ali Behbahani, Carmen Chang, Anthony Florence, Jr., Mohamad Makhzoumi, Edward Mathers, Scott D. Sandell, Paul Walker, and Rick Yang are the managers of NEA 17 LLC. NEA 17, NEA Partners 17, NEA 17 LLC and the managers of NEA 17 LLC share voting and dispositive power with regard to the securities held by NEA 17. Mr. Mathers is a partner at New Enterprise Associates and member of our board of directors. Each of NEA 17, NEA Partners 17 and NEA 17 LLC as well as each of the managers of NEA 17 LLC disclaims beneficial ownership of all shares held by NEA 17 except to the extent of their actual pecuniary interest therein. NEA 17’s and NEA Ventures 2020, L.P.’s mailing address is 1954 Greenspring Drive, Suite 600, Timonium, MD 21093-4135.
(4)
The information reported is based on information in a Schedule 13G, as filed by Deep Track Capital, LP with the SEC on September 23, 2024. Consists of 3,018,935 shares of common stock held by Deep Track Biotechnology Master Fund, Ltd., or Deep Track Fund. Deep Track Capital, LP, or Deep Track Manager, is the investment manager of Deep Track Fund. Deep Track Capital GP, LLC, or Deep Track Partner, is the general partner of Deep Track Manager and David Kroin is the managing member of Deep Track Partner. The address of each of Deep Track Fund, Deep Track Manager, Deep Track Partner and Mr. Kroin is 200 Greenwich Ave, 3rd Floor, Greenwich, Connecticut 06830.
(5)
The information reported is based on information in a Schedule 13G, as filed by Wellington Management Group LLP with the SEC on May 12, 2025. Consists of 2,638,521 shares of common stock beneficially owned by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP, or collectively, the Wellington Entities. Wellington Management Group LLP, Wellington Group Holdings LLP and Wellington Investment Advisors Holdings LLP each have shared voting power with respect to 2,525,931 shares of common stock, and shared dispositive power with respect to 2,638,521 shares of common stock. Wellington Management Company LLP has shared voting power with respect to 2,525,931 shares of common stock and shared dispositive power with respect to 2,618,783 shares of common stock. Wellington Management Company LLP, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser to Wellington Biomedical Fund, and Wellington

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Alternative Investments LLC is its general partner. Wellington Management Investment, Inc. is the managing member of Wellington Alternative Investments LLC. Wellington Management Company LLP is an indirect subsidiary of Wellington Management Group LLP. Additional information about Wellington Management Company LLP is available in its Form ADV filed with the SEC. The address of all of the Wellington entities is 280 Congress Street, Boston, MA 02210.
(6)
The information reported is based on information in a Schedule 13D, as filed by Norwest Venture Partners XVI, LP, or NVP XVI, with the SEC on September 23, 2024. Consists of 2,136,335 shares of common stock held by NVP XVI. Genesis VC Partners XVI, LLC, or Genesis XVI, is the general partner of NVP XVI and NVP Associates, LLC, or NVP Associates, is the managing member of Genesis XVI. Genesis XVI, NVP Associates and Jeffrey Crowe and Jon E. Kossow, as co-chief executive officers of NVP Associates, and Tiba Aynechi, Ph.D., as an officer of NVP Associates and director of MBX Biosciences, may be deemed to share voting and dispositive power over the shares held by NVP XVI. Each of Genesis XVI, NVP Associates, Messrs. Crowe and Kossow and Dr. Aynechi disclaims beneficial ownership of the securities held by NVP XVI, except to the extent of its, his or her respective pecuniary interest therein. The address for each of these entities and individuals is 1300 El Camino Real, Suite 200, Menlo Park CA 94025.
(7)
Consists of 448,277 shares of common stock outstanding held by the P. Kent Hawryluk Revocable Trust dated January 25, 2011, or the Hawryluk Trust, 478,148 shares of common stock outstanding held by Mr. Hawryluk, 3,249 shares of restricted stock outstanding issued pursuant to early exercise of stock options subject to continued vesting for Mr. Hawryluk and 1,061,068 shares of common stock underlying outstanding early exercise stock options that are immediately exercisable within 60 days of July 31, 2025. Mr. Hawryluk exercises voting and dispositive power over the shares beneficially owned by the Hawryluk Trust.
(8)
Consists of 236,236 shares of common stock underlying outstanding early exercise stock options that are immediately exercisable within 60 days of July 31, 2025.
(9)
Consists of 89,233 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of July 31, 2025.
(10)
Consists of the shares described in footnote (6) above and 3,990 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of July 31, 2025. Dr. Aynechi disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein, if any.
(11)
Consists of 102,082 shares of common stock held by Mr. Cornelius and 43,267 shares of common stock underlying outstanding early exercise stock options that are immediately exercisable within 60 days of July 31, 2025.
(12)
Consists of the shares described in footnote (1) above and 3,990 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of July 31, 2025. Mr. Heron disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.
(13)
Consists of shares held by NEA 17 described under footnote (3) above, over which Mr. Mathers shares voting and dispositive power and 3,990 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of July 31, 2025. Mr. Mathers, a member of our board of directors and a General Partner at New Enterprise Associates, Inc. has no voting or dispositive power with regard to any shares held by NEA Ventures. In addition, Mr. Mathers disclaims beneficial ownership of above-referenced shares held by entities affiliated with New Enterprise Associates, Inc. described in footnote (3) except to the extent of his actual pecuniary interest therein.
(14)
Consists of 14,903 shares of common stock outstanding issued pursuant to early exercise of stock options, 1,733 shares of restricted stock outstanding issued pursuant to early exercise of stock options subject to continued vesting, 26,631 shares of common stock underlying outstanding early exercise stock options that are immediately exercisable within 60 days of July 31, 2025, and 7,693 shares of common stock purchased on April 8, 2025.
(15)
Consists of 43,267 shares of common stock underlying outstanding early exercise stock options that are immediately exercisable within 60 days of July 31, 2025.
(16)
Mr. Hoerter does not own any common stock outstanding or have stock options exercisable within 60 days of July 31, 2025.
(17)
Consists of (i) 12,792,253 shares of common stock, of which a certain number are restricted stock subject to vesting as noted above and (ii) 1,511,672 shares of common stock underlying outstanding stock options that are immediately exercisable within 60 days of July 31, 2025.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our fourth amended and restated certificate of incorporation and amended and restated bylaws. We refer in this section to our fourth amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share, all of which shares of preferred stock are undesignated.

As of June 30, 2025, 33,592,226 shares of our common stock were outstanding and held of record by 51 stockholders.

Common stock

Only our common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. All outstanding are validly issued, fully paid and non-assessable. The rights, preferences, and privileges of holders of our common stock are subject to the rights of the stockholders of any series of preferred stock that we may designate in the future. Our certificate of incorporation and bylaws do not restrict the ability of a holder of our common stock to transfer his, her or its shares of common stock.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company or other corporate action. We have no shares of preferred stock outstanding, and we have no present plan to issue any shares of preferred stock.

Registration rights

Certain holders of shares of our common stock are entitled to certain rights with respect to registration of such shares under the Securities Act of 1933, as amended, or the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our second amended and restated investors’ rights agreement, dated August 2, 2024, or the investors’ rights agreement, and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below, which will expire no later than five years after our initial public offering.

Demand registration rights

Certain holders of our common stock are entitled to certain demand registration rights. Under the terms of the investors’ rights agreement, beginning 180 days after the completion of our initial public offering, the holders of at least 40% of these shares may request that we register all or a portion of their shares. We are not required to effect more than one registration statements which are

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

declared or ordered effective. Such request for registration must cover shares with an anticipated aggregate offering price of at least $10 million. Subject to certain exceptions, we are not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 60 days following the effective date of, the registration statement for such offering.

Piggyback Registration Rights

Under the terms of the investors’ rights agreement, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of our common stock will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations.

Form S-3 Registration Rights

Certain holders of our common stock are entitled to certain Form S-3 registration rights. Under the terms of the investors’ rights agreement, holders of at least 20% of shares of our common stock can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate net proceeds of the shares offered would equal or exceed $5 million. We will not be required to effect more than two registrations on Form S-3 within any twelve-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expiration of Registration Rights

The demand registration rights and short-form registration rights granted under the investors’ rights agreement will terminate upon the earliest of (i) the closing of certain liquidation events, (ii) with respect to each stockholder, such date on which all registrable shares held by such stockholder may immediately be sold during any three-month period pursuant to Rule 144 of the Securities Act or another similar exemption and (iii) the fifth anniversary of the completion of our initial public offering.

Anti-takeover effects of our certificate of incorporation and bylaws and Delaware law

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of not less than two-thirds of shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limitation may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our certificate of incorporation and bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

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Advance notice requirements

Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to certificate of incorporation and bylaws

Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock

Our certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•
before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•
at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Section 203 defines a business combination to include:

•
any merger or consolidation involving the corporation and the interested stockholder;
•
any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10 percent or more of the assets of the corporation;
•
subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or
•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15 percent or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Choice of forum

Our bylaws provide that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.

However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or the Securities Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In addition, our bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Additionally, our bylaws provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Stock exchange listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “MBX”.

Transfer agent and registrar

The Transfer Agent and Registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Canton, Massachusetts 02021.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain material U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering, referred to below as “our common stock”. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•
a non-resident alien individual;
•
a foreign corporation or other foreign organization taxable as a corporation; or
•
a foreign trust or estate the income of which is not subject to U.S. federal income tax on a net income basis.

This discussion does not address the tax treatment of partnerships or other entities or arrangements that are treated as pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus and, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Code, generally property held for investment.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, any minimum tax, the Medicare contribution tax on net investment income, the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, or any other aspect of any U.S. federal tax other than income taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•
insurance companies;
•
tax-exempt or governmental organizations;
•
financial institutions;
•
brokers or dealers in securities;
•
“regulated investment companies” and “real estate investment trusts”;
•
pension plans;
•
“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•
“qualified foreign pension funds,” or entities wholly owned by a “qualified foreign pension fund”;
•
partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and partners and investors therein);
•
persons deemed to sell our common stock under the constructive sale provisions of the Code;
•
persons who have elected to mark securities to market for U.S. federal income tax purposes;
•
persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•
persons that hold our common stock as part of a straddle, conversion transaction, synthetic security or other integrated investment; and
•
U.S. expatriates.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on our common stock

We have never declared or paid any cash distributions on our capital stock and we do not anticipate paying cash distributions on our common stock for the foreseeable future. Distributions, if any, on our common stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale and other taxable disposition of our common stock.” Any such distributions will also be subject to the discussions below under the sections entitled “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA.”

Subject to the discussion in the following two paragraphs in this section, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30 percent rate or a reduced rate specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30 percent withholding tax if the non-U.S. holder satisfies applicable certification requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or a reduced rate specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable or successor form) to the applicable withholding agent and satisfy applicable certification and other requirements. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on sale or other taxable disposition of our common stock

Subject to the discussions below under “Backup withholding and information reporting” and “Withholding and information reporting requirements—FATCA,” a non-U.S. holder generally will not be subject to any U.S. federal income tax or withholding on any gain realized upon such holder’s sale or other taxable disposition of shares of our common stock unless:

•
the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on our common stock” also may apply;
•
the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30 percent tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

•
we are, or have been, at any time during the five-year period preceding such sale or other taxable disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” as described below, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5 percent of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the 5-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable Treasury regulations, equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

Backup withholding and information reporting

We (or the applicable paying agent) must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on our common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them. Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is filed with the IRS in a timely manner.

Withholding and information reporting requirements—FATCA

Provisions of the Code commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a U.S. federal withholding tax at a rate of 30 percent on payments of dividends on, or, subject to the discussion of certain proposed U.S. Treasury regulations below, gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. However, the U.S. Treasury released proposed regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30 percent applicable to the gross proceeds of a sale or other disposition of our common stock. In the preamble to such proposed regulations, the U.S. Treasury stated that taxpayers (including withholding agents) may generally rely on the proposed regulations until final regulations are issued. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of this withholding tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30 percent withholding tax under FATCA.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Jefferies LLC are acting as joint book-running managers of the offering, and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Jefferies LLC
Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share. After the offering of the shares to the public, if all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

		Without option to purchase additional shares exercise		With full option to purchase additional shares exercise
Per Share	$		$
Total	$		$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $ . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority of up to $ .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC for a period of days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted stock units, or RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus; (iii) the issuance of up to 5% of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the closing of this offering, in connection with any bona fide licensing, commercialization, joint venture, technology transfer, acquisition, development collaboration or other strategic transaction, provided that for (i)-(iii) such recipients enter into a lock-up agreement with the underwriters; or (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and certain of our significant shareholders, or such persons, the lock-up parties, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of days after the date of this prospectus or such period, the restricted period, may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and Jefferies LLC, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant, or collectively with the common stock, the lock-up securities, (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, as a charitable contribution, or for bona fide estate planning purposes, (ii) by will or intestacy or any other testamentary document, (iii) to any trust for the direct or indirect benefit of the lock-up party or its immediate family, or if the lock-up party is a trust, to a trustor, trustee (or co-trustee) or beneficiary of the trust or to the estate of a beneficiary of such trust (for purposes hereof, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), (iv) to a corporation, partnership, limited liability company, investment fund or other entity (A) of which the lock-up party and/or its immediate family are the legal and beneficial owner of all of the outstanding equity securities or similar interests or (B) controlled by, or under common control with, the lock-up party or the immediate family of the lock-up party, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to limited partners, members or shareholders of the lock-up party,

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

(vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement, (viii) to us from an employee upon death, disability or termination of employment, in each case, of such employee, (ix) as part of a transaction related to lock-up securities acquired in this offering (if not a director or officer) or in open market transactions following this offering, (x) to us in connection with the vesting, settlement, or exercise of RSUs, options, warrants or other rights to purchase shares of our common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such RSUs, options, warrants or rights, provided that any such shares of our common stock received upon such exercise, vesting or settlement shall be subject to the restrictions similar to those in the immediately preceding paragraph, and provided further that any such RSUs, options, warrants or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in this prospectus, (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph (xii) to an immediate family member of the lock-up party, or (xiii) to us in connection with the transfer of shares pursuant to option agreements relating to the early exercise by the lock-up party of unvested options issued pursuant to our equity incentive plans, which plans are in each case described in this Registration Statement, under which we have the right to repurchase such shares and only to the extent we elect to exercise such right.; provided that (A) in the case of any transfer or distribution pursuant to clauses (i), (ii), (iii), (iv), (v), (vi), (vii) and (xii) of this paragraph, such transfer shall not involve a disposition for value and each donee, devisee, transferee or distributee shall execute and deliver to the representatives of the underwriters a lock-up letter in the form of the lock-up agreement, (B) in the case of any transfer or distribution pursuant to clauses (iii), (iv), (v), (vi), (ix) and (xii) of this paragraph, no filing by any party (donor, donee, devisee, transferor, transferee, distributer or distributee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 or a filing required pursuant to Section 13 of the Exchange Act and the rules and regulations promulgated thereunder made after the expiration of the restricted period) and (C) in the case of any transfer or distribution pursuant to clauses (i), (ii), (vii), (viii), (x) and (xiii) of this paragraph it shall be a condition to such transfer that no public filing, report or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of our common stock in connection with such transfer or distribution shall be legally required during the restricted period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the establishment or modification by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act for the transfer of lock-up securities, provided that (1) such plans do not provide for the transfer of lock-up securities during the restricted period and (2) no filing by any party under the Exchange Act or other public announcement shall be required or made voluntarily in connection with such trading plan; and (e) the sale of our common stock pursuant to the terms of the underwriting agreement.

J.P. Morgan Securities LLC and Jefferies LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “MBX”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The Nasdaq Stock Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The Nasdaq Stock Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Notice to prospective investors in the European economic area

In relation to each Member State of the European Economic Area, or each, a Relevant State, no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares of common stock shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Each person in a Relevant State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

In relation to the United Kingdom, or the UK, no shares of our common stock have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares of common stock may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

(a)
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(c)
at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares of common stock shall require the Issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or as amended, the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to prospective investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or six or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock, or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Notice to prospective investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Notice to prospective investors in Singapore

Each joint book-running manager has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each joint book-running manager has represented and agreed that it has not offered or sold any shares of common stock or caused the shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of common stock or cause the shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than:

(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA,) pursuant to Section 274 of the SFA;
(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii)
where no consideration is or will be given for the transfer;
(iii)
where the transfer is by operation of law;
(iv)
as specified in Section 276(7) of the SFA; or
(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of common stock are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Japan

The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in the United Arab Emirates

The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

(and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Israel

In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728–1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors; or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions, or the Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our shares of common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered shares of common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued shares of common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Notice to prospective investors in Australia

This prospectus:

(a)
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;
(b)
has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, a as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
(c)
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares of common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares of common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or FSCMA, and the shares of common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or FETL. Furthermore, the purchaser of the shares of common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of common stock. By the purchase of the shares of common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of common stock pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares of common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to prospective investors in the Dubai International Financial Centre, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The shares of common stock to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in Bermuda

Shares of common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in the British Virgin Islands

The shares of common stock are not being and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares of common stock may be offered to companies incorporated under the BVI

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Business Companies Act, 2004 (British Virgin Islands) (BVI Companies), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in Taiwan

The shares of common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares of common stock in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the South African Companies Act), is being made in connection with the issue of the shares of common stock in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares of common stock are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a) the offer, transfer, sale, renunciation or delivery is to:

(i)
persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
(ii)
the South African Public Investment Corporation;
(iii)
persons or entities regulated by the Reserve Bank of South Africa;
(iv)
authorized financial service providers under South African law;
(v)
financial institutions recognized as such under South African law;
(vi)
a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorized portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
(vii)
any combination of the person in (i) to (vi); or

Section 96 (1) (b) the total contemplated acquisition cost of the shares of common stock, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares of common stock has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares of common stock, as principal, if the offer is on terms that the shares of common stock may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares of common stock is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Qatar

The shares of common stock described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements of MBX Biosciences, Inc. appearing in our Annual Report (Form 10-K) for the year ended December 31, 2024 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information included in the registration statement. For further information pertaining to us and our common stock, you should refer to the registration statement and to its exhibits. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, at the SEC’s website at www.sec.gov. We also maintain a website at https://www.mbxbio.com and you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.

We incorporate by reference in this prospectus and the registration statement of which this prospectus form a part the information or documents listed below that we have filed with the SEC:

•
our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 17, 2025;
•
our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025, filed with the SEC on May 12, 2025 and August 7, 2025, respectively;
•
our Current Reports on Form 8-K (other than information furnished rather than filed), filed with the SEC on January 7, 2025, April 7, 2025, June 6, 2025 and June 16, 2025;
•
the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2024 from our definitive proxy statement on Schedule 14A (other than information furnished rather than filed), which was filed with the SEC on April 23, 2025; and
•
the description of our common stock which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed on September 10, 2024, as updated by Exhibit 4.3 of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 17, 2025, including any amendments or reports filed for the purpose of updating such description.

We will furnish at no cost to you, on written or oral request, a copy of any or all of the reports or documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to MBX Biosciences, Inc., 11711 N. Meridian Street, Suite 300, Carmel, IN 46032.

You also may access these filings on our website at https://mbxbio.com. We do not incorporate the information on our website in this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference in this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

You may read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, we must file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available on the website of the SEC referred to above.

CONFIDENTIAL TREATMENT REQUESTED BY MBX BIOSCIENCES, INC.

PURSUANT TO 17 C.F.R. SECTION 200.83

Shares

Common Stock

Prospectus

J.P. Morgan	Jefferies

, 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the Nasdaq Global Select Market initial listing fee.

SEC registration fee	$	*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

* To be listed by amendment

Item 14. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law, or the DGCL, authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We have adopted provisions in our fourth amended and restated certificate of incorporation and our amended and restated bylaws that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director or officer, except for liability for:

•
any breach of the director or officer’s duty of loyalty to us or our stockholders;
•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•
for our directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the DGCL;
•
any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or
•
any transaction from which the director or officer derived an improper personal benefit.

These limitations of liability do not alter director and officer liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our bylaws provide that:

•
we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and
•
we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors, certain of our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director or executive officer in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

The underwriting agreement will provide for indemnification of us and our directors and officers by the underwriters, and of the underwriters by us, against certain liabilities under the Securities Act and the Exchange Act.

Item 15. Recent sales of unregistered securities

Set forth below is information regarding unregistered securities issued by us since August 1, 2022 to the date of this registration statement. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)
Issuances of Securities
1.
In November 2022 and August 2023, we issued an aggregate of 129,240,032 shares of our Series B preferred stock as follows: (a) 40,545,552 shares of Series B preferred stock sold at a purchase price of $0.90 per share at the initial closing for gross proceeds of $36.5 million, (b) 12,573,381 shares of Series B preferred stock which were converted pursuant to the conversion of the 2022 Notes and (c) 76,121,099 shares of Series B preferred stock sold at a purchase price of $0.90 per share pursuant to the achievement of certain development milestones for gross proceeds of $68.5 million.
2.
In August 2024, we issued an aggregate of 61,650,480 shares of our Series C preferred stock at a purchase price of $1.03 for gross proceeds of $63.5 million.
3.
In August 2022, we issued the 2022 Notes to certain accredited investors for gross in the aggregate principle amount of $10.0 million which included two options for conversion: (1) automatic conversion into shares of convertible preferred stock from the next qualified financing at 90% of the per share price of the convertible preferred stock sold in the qualified financing consummated on or prior to March 31, 2023, or 80% of the per share price of the convertible preferred stock sold in the qualified financing consummated after March 31, 2023 and (2) optional conversion into shares of convertible preferred stock from the next non-qualified financing at 90% of the per share price of the convertible preferred stock sold in the non-qualified financing consummated on or prior to March 31, 2023, or 80% of the per share price of the convertible preferred stock sold in the non-qualified financing consummated after March 31, 2023.
(b)
Grants of Stock Options

From August 1, 2022 through the date of this registration statement, we granted stock options to purchase an aggregate of 5,488,060 shares of our common stock pursuant to the 2019 Plan and 2024 Plan at a weighted average exercise price of $8.97 per share, to certain of our employees, directors and consultants in connection with services provided to us by such persons. 405,089 of these options have been exercised and 650,037 have been cancelled, forfeited and expired through the date of this registration statement.

(c)
Automatic Conversion of Preferred Stock

On September 16, 2024, upon closing of our initial public offering, all shares of outstanding redeemable convertible preferred stock automatically converted into 20,336,599 shares of our common stock. The issuance of such shares of common stock was exempt from the registration requirements of the Securities Act, pursuant to Section 3(a)(9) of the Securities Act, involving an exchange of securities exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange. No underwriters were involved in this issuance of shares.

(d)
Common stock repurchases

From August 1, 2022 through the date of this registration statement, we have repurchased 19,659 shares of our common stock from former employees at a weighted-average cash purchase price of $1.73 per share for an immaterial total fair value.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, the Registrant believes these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statement schedules

(a)
Exhibits.

See Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b)
Financial Statement Schedules.

None.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(i)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number

1.1*	Form of Underwriting Agreement

3.1	Fourth Amended and Restated Certificate of Incorporation of MBX Biosciences, Inc.	8-K	09/16/24	3.1

3.2	Amended and Restated Bylaws of MBX Biosciences, Inc.	8-K	09/16/24	3.2

4.1	Form of Common Stock Certificate	S-1	09/09/24	4.2

4.2+	Second Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated August 2, 2024	S-1	09/09/24	4.1

5.1*	Opinion of Goodwin Procter LLP

10.1#	2019 Stock Option and Grant Plan, as amended, and forms of award agreements thereunder	S-1	09/09/24	10.1

10.2#	2024 Stock Option and Incentive Plan and forms of award agreements thereunder	S-1	09/09/24	10.2

10.3#	2024 Employee Stock Purchase Plan	S-1	09/09/24	10.3

10.4#	Form of Officer Indemnification Agreement	S-1	09/09/24	10.4

10.5#	Form of Director Indemnification Agreement	S-1	09/09/24	10.5

10.6#	Senior Cash Incentive Bonus Plan	S-1	09/09/24	10.6

10.7#	Non-Employee Director Compensation Policy	S-1	09/09/24	10.7

10.8†	Exclusive License Agreement, dated as of June 10, 2020, between Indiana University Research and Technology Corporation and MBX Biosciences, Inc., as amended	S-1	09/09/24	10.8

10.9	Office Lease between Zeller-Carmel Property, L.L.C. and MBX Biosciences, Inc., dated April 28, 2022	S-1	09/09/24	10.9

10.10	First Amendment to Office Lease between Zeller-Carmel Property, L.L.C. and MBX Biosciences, Inc., dated May 9, 2025	10-Q	05/12/25	10.1

10.11#	Employment Agreement between the Registrant and P. Kent Hawryluk, President and Chief Executive Officer, effective September 16, 2024	S-1	09/09/24	10.10

10.12#	Employment Agreement between the Registrant and Richard Bartram, Chief Financial Officer, effective September 16, 2024	S-1	09/09/24	10.11

10.13#	Employment Agreement between the Registrant and Salomon Azoulay, Chief Medical Officer, effective September 16, 2024	S-1	09/09/24	10.12

21.1	Subsidiaries of the Registrant	S-1	09/09/24	21.1

23.1*	Consent of Independent Registered Public Accounting Firm

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1*	Power of Attorney (included on signature page)

107*	Filing Fee Table

* To be filed by amendment.

# Indicates management contract or compensatory plan.

† Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601 of Regulation S-K because it is both not material and is the type that the registrant treats as private or confidential.

+ Certain exhibits and schedules to these agreements have been omitted pursuant to Item 601(a)(5) and (6) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act, MBX Biosciences, Inc. has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carmel, Indiana, on the day of , 2025.

MBX Biosciences, Inc.

By:
P. Kent Hawryluk
President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints P. Kent Hawryluk and Richard Bartram, and each of them, either of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the day of , 2025.

Signature	Title

President, Chief Executive Officer and Director
P. Kent Hawryluk	(Principal Executive Officer)

Chief Financial Officer
Richard Bartram	(Principal Financial Officer and Principal Accounting Officer)

Director
Tiba Aynechi

Director
James M. Cornelius

Director
Patrick J. Heron

Director
Steven L. Hoerter

Director
Edward T. Mathers

Director
Ora Pescovitz

Director
Steven Ryder